(FORMERLY FRONTEER DEVELOPMENT GROUP INC.)

(AN EXPLORATION STAGE COMPANY)

MANAGEMENT’S DISCUSSION AND ANALYSIS

For the year ended December 31, 2010

Fronteer Gold Inc. Management’s Discussion and Analysis, Fiscal 2010

This Management’s Discussion and Analysis (“MD&A”) is dated as of March 25, 2011 and should be read in conjunction with the audited consolidated financial statements of Fronteer Gold Inc. (the “Company” or “Fronteer Gold” or “We” or “Our” or “Us”) as at December 31, 2010, and the related notes thereto (collectively the “Financial Statements”). We report our financial position, results of operations and cash flows in accordance with Canadian generally accepted accounting principles (“GAAP”).

Our reporting currency is the Canadian dollar and all amounts in this MD&A are expressed in Canadian dollars unless otherwise stated. As at December 31, 2010, the value of C$1 was US$1.01 according to the Bank of Canada1. Further information on the Company can be obtained from our Annual Information Form ("AIF") for the year ended December 31, 2010, available on SEDAR at www.sedar.com.

HIGHLIGHTS

•

Subsequent to year-end, we announced that Fronteer Gold and its wholly owned subsidiary Pilot Gold Inc. ("Pilot Gold"), entered into an agreement with Newmont Mining Corporation (“Newmont”), pursuant to which Newmont will acquire, by way of a court approved plan of arrangement (the “Arrangement”), the issued and outstanding shares of Fronteer. Under the Arrangement, each Fronteer shareholder will receive $14.00 in cash and 0.25 of a common share of Pilot Gold (after a one for four share consolidation of Pilot Gold) for each common share of Fronteer. Following completion of the Arrangement, former Fronteer shareholders will own approximately 80.1% of Pilot Gold. The remaining 19.9% will be owned by Newmont.

Pursuant to the Arrangement, Newmont will acquire all of Fronteer’s mineral property interests in Nevada with the exception of eleven exploration properties which will be owned by Pilot Gold. In addition, Pilot Gold will own Fronteer's assets and operations in Turkey and Fronteer's investment in common shares and share purchase warrants of Rae Wallace Mining Company ("Rae Wallace") and an option to acquire an interest in two Peruvian properties owned by Rae Wallace. In addition Pilot Gold will be capitalized with approximately $9,640,000 in funding (representing $10,000,000 less any cash payments anticipated to be made by Fronteer for the Turkish joint venture operations from the date the Arrangement was announced to the effective date of the Arrangement).

The Arrangement has been approved by the Board of Directors of Fronteer and is subject to approval by two-thirds of the votes cast by holders of Fronteer common shares and Fronteer options, voting as a single class, at a special meeting of Fronteer Securityholders scheduled for March 30, 2011.

•	In 2010, Fronteer Gold solidified its gold focus through three milestone transactions:

	o	Completed the sale of our 40% interest in the Agi Dagi and Kirazli projects in Turkey to Alamos Gold Inc. ("Alamos") in January 2010.

o

Completed the acquisition of AuEx Ventures Inc. ("AuEx"), consolidating 100% ownership of our flagship Long Canyon project, a high-quality gold asset, and creating a dominant position in the Pequop Gold District.

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1 Nominal noon rate as per the Bank of Canada.

Fronteer Gold Inc. Management’s Discussion and Analysis, Fiscal 2010

o

Entered into an Asset Sale Agreement under which Paladin Energy Ltd. ("Paladin") agreed to acquire 100% of the uranium assets of Aurora Energy Resources Inc., crystallizing significant value and establishing a well-funded pathway to gold production. This transaction closed February 1, 2011.

•	Continued advancing our three key gold projects in Nevada toward production, with the following highlights:

o

At Long Canyon, completed a 70,000-metre drill program and, subsequent to year-end, announced an interim resource that increased the Measured and Indicated (M&I) resource by 700,000 ounces at 38% higher grade, and increased the Inferred resource by 250,000 ounces at 36% higher grade. We also completed the purchase of the Big Springs Ranch ("BSR") which secured additional surface and water rights and should help speed up the completion of development activities.

o

At Northumberland, metallurgical work demonstrated mineralization can be processed with good recoveries using proven treatment methods, while drilling further defined and extended near-surface high-grade gold mineralization. We also commenced construction of a 280-metre long decline to access high-grade mineralization within the deposit.

o

At Sandman, activities were extended well beyond Southeast Pediment and Silica Ridge deposits to the North Hill deposit and a property-wide exploration program. Newmont continued to meet all earn-in obligations in advance of a potential production decision by June 2011.

•	Demonstrated significant potential at our Halilaga porphyry project in Turkey, including one hole returning 646.5-metres of continuous copper-gold mineralization, the longest interval to date.

•	Refined our early-stage portfolio, creating value through several joint-venture agreements and property sales.

OVERVIEW

Fronteer is a gold-focused exploration and development company with three key gold projects in Nevada, USA and a copper-gold porphyry deposit in Turkey. We have a sufficient treasury to significantly advance our gold projects toward production. Our shares are listed on the TSX and the NYSE Amex under the symbol FRG.

Mineral Resources

Compared to year previous, our attributable measured and indicated gold resource base increased from 2.9 million ounces gold to 4.4 million ounces gold, while our measured and indicated silver resource remained at 28.0 million ounces. Our inferred gold resource base grew from 1.1 million ounces gold to 1.7 million ounces gold, while our inferred silver resource remained at 1.7 million ounces.2 The resource base is derived from our interests in five US-based projects

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2 Includes Long Canyon interim resource reported subsequent to year-end –Measured & Indicated : 18,371,000 tonnes at 2.36 grams per tonne gold; Inferred: 11,170,000 tonnes at 2.24 g/t gold. Northumberland – Indicated: 36,518,000 tonnes at 1.92 g/t gold and 7.72 g/t silver; Inferred: 6,926,000 tonnes at 3.49 g/t gold and 6.3 g/t silver. Sandman – Measured and Indicated: 7,286,000 tonnes at 1.16

Fronteer Gold Inc. Management’s Discussion and Analysis, Fiscal 2010

Additional information about each material project is also available in our AIF dated March 25, 2011, as well as in project technical reports filed on SEDAR.

Gold Projects

We have a significant pipeline of gold projects in Nevada. Three advanced projects with resource estimates represent our highest priorities for production:

1.	Long Canyon;
2.	Northumberland; and
3.	Sandman

Our Halilaga copper-gold porphyry project in Turkey, operated by our 60% joint venture partner, does not yet have a resource estimate; however, a resource estimate is planned to be completed by the end of 2011, provided that sufficient drilling has been completed.

OUTLOOK

If the Arrangement Agreement with Newmont is not passed by Fronteer Securityholders on March 30, 2011 and approved by the courts, we plan to make significant steps during 2011 to advance our three key gold projects in Nevada toward production.

  At Long Canyon, a US$29.8 million development and exploration program is planned for 2011 with the goal of initiating permitting and feasibility stage by year-end. Long Canyon’s comprehensive 2011 work program is focused on aggressive resource expansion, as well as on the metallurgical, engineering and environmental work necessary to meet year-end goals.

  At Northumberland, a US$10-million work program is planned for 2011 with the goal of completing a 280-metre decline in early 2011 and undertaking an initial underground drill and bulk sampling program.

  At Sandman, Newmont is six months into its final year of a three-year earn-in agreement and has the option of earning an initial 51% interest in the project by making a positive production decision by June 2011. The budget through to June 2011 is US$2.0 million and is focused on three of the four known gold deposits, as well as conducting property- wide exploration.

Beyond Nevada, our top exploration priority is Halilaga in Turkey, where our joint-venture partner Teck Resources Ltd. plans an exploration program to expand and define a copper-gold porphyry deposit. We believe that drilling to date demonstrates that Halilaga is a significant copper-gold system in terms of its size and grade potential.

We also plan to continue to look for opportunities to generate additional value from our extensive portfolio of properties in Nevada. Joint venture and outright sale discussions continue with a number of interested parties.

We have no revenue-producing operations. Our 2011 global budget, inclusive of exploration, development, capital and general and administrative costs, calls for net expenditures by Fronteer

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g/t gold; Inferred: 1,287,000 tons at 0.92 g/t gold. West Pequops (49% attributable of project ounces listed).- Indicated: 1,227,000 tonnes at 1.63 g/t gold; Inferred: 5,504,000 tonnes at 1.41 g/t gold. Zaca – Measured and Indicated 24,338,000 tonnes at 0.53 g/t gold and 24.21 g/t silver; Inferred: 298,000 tonnes at 0.63 g/t gold and 35.43 g/t silver.

Fronteer Gold Inc. Management’s Discussion and Analysis, Fiscal 2010

Gold of approximately US$58.1 million. Given our strong liquidity position, we do not anticipate requiring additional funding in 2011 to support our budgeted expenditures. The budget does not include expenditures for acquisitions or opportunities, currently unforeseen that may arise during the year.

For our material gold projects, 2010 actual and 2011 anticipated cash exploration and development expenditures are summarized in the following tables:

Fronteer's share of 2010 Actual Expenditures and Anticipated 2011 Cash Expenditures for Priority Gold Projects

Project	Minerals	Actual expenditures for 2010 ($ millions)	Budgeted expenditures for 2011 ($ millions) (3)	Fronteer ownership%
Long Canyon, NV	Gold	12.7(1)	29.8	100%
Northumberland, NV	Gold	6.6	10.0	100%
Sandman, NV (2)	Gold	0.4	0.2	95%
Halilaga, Turkey	gold, copper	1.5	2.2	40%
Total		21.2	42.2

(1)	For Long Canyon, actual exploration expenditures are net of joint venture recoveries and exclude our share of the US$12 million BSR acquisition.
(2)

For Sandman, Fronteer’s share of the exploration expense is insignificant because of a funding agreement with Newmont Mining Company ("Newmont"). The amount listed as Fronteer’s share is for activities such as joint venture monitoring, attending joint venture meetings and legal expenses through to June 2011. See details below. Newmont has the option to earn a 60% interest in Sandman.

(3)	Actual budget amounts in US$ converted to CDN$ at an exchange rate of $1.00

PRIORITY GOLD PROJECTS: 2010 UPDATE AND 2011 PLANS

Long Canyon (100% owned)

Prior to the acquisition of AuEx, Long Canyon was a joint venture in which Fronteer Gold held a majority interest (51%), was project operator and controlled the work-program, budgets and timelines. Fronteer Gold and partner AuEx each paid their proportionate share of project costs.

The Long Canyon Project is located in Elko County in northeastern Nevada, approximately 37 kilometres southeast of the town of Wells, NV. In our view, Long Canyon is one of the highest quality development-stage gold deposits in North America today in terms of its grade, metallurgy, strong growth profile, low-cost production attributes, and jurisdiction. We plan to bring Long Canyon into production as efficiently as possible. A complete property description, including size and annual holding costs, is contained in the AIF dated March 25, 2011.

In 2010, our share of exploration expenditures at Long Canyon was $12.7 million compared to an original budget of $9.9 million (excluding amounts budgeted for the BSR purchase and net of recoveries from joint venture partners). The higher actual costs reflect our acquisition of 100% of the project in November 2010. Work consisted of 75,000 metres of infill and exploration drilling, metallurgical testing and the purchase of additional surface and water rights.

For 2011, we plan on spending $29.8 million, largely focused on aggressive resource expansion, as well as on the metallurgical, engineering and environmental work necessary to move the

Fronteer Gold Inc. Management’s Discussion and Analysis, Fiscal 2010

project to feasibility stage. The work program for 2011 includes: a year-round drill program of more than 100,000 metres of exploration and development drilling; an additional updated resource in the first half of 2011, inclusive of step out results; completing an updated preliminary economic assessment ("PEA") in the first half of 2011; and completing an additional resource update by year-end. Our goal is to initiate the permitting and enter the feasibility stage by December 31, 2011.

In 2010, we built the foundation for near-term mine development at Long Canyon, including securing a dominant position in this emerging gold district, acquiring significant water and private surface rights, and demonstrating the project’s high-quality characteristics.

We acquired an additional 49% interest in the project to own 100%, and acquired a 49% interest in additional mineral rights in the West Pequop District, Nevada, through the acquisition of 100% of the issued and outstanding shares of AuEx. On November 1, 2010, Fronteer Gold issued 0.645 of a Fronteer Gold share, and paid $0.66 in cash, for each AuEx share outstanding, at a cost of approximately $267.8 million. In addition, each AuEx shareholder received 0.5 shares of Renaissance Gold Inc. (“Renaissance”) a company formed to hold the assets of AuEx not acquired by Fronteer Gold. Under the Agreement, we also retained a 9.9% interest in Renaissance.

We completed the purchase of the BSR for a total price of US$12 million. The acquisition included the purchase of approximately 37,540 acres of surface rights, nearly all of the water rights appurtenant to the ranch, mineral rights owned by the BSR, and dwellings and improvements on the ranch. The BSR is located adjacent to the mineral claims of the Long Canyon project.

Long Canyon’s deposit quality and growth were further demonstrated in 2010. In the second quarter, we announced an updated independent resource estimate (reported at a 0.20 g/t gold cutoff) consisting of a Measured and Indicated (M&I) resource of 672,000 ounces (12,240,000 tonnes at an average grade of 1.71 g/t gold) and an additional Inferred resource of 552,000 ounces (10,394,000 tonnes at 1.65 g/t gold). Subsequent to year-end (in January 2011) we announced an interim resource that increased the M&I resource to 1,396,000 ounces at 38% higher grade (18,371,000 tonnes at 2.36 g/t), and increased the Inferred resource to 803,000 ounces at 36% higher grade (11,170,000 tonnes at 2.24 g/t). This interim resource estimate captures all drilling to early November 2010, but did not include subsequent results from step-out drilling, which involved more than 30 additional holes. Since we expanded our exploration and development program to year-round, it is our intention to update this resource on an ongoing basis to keep pace with engineering work and mine-planning activities.

Metallurgical test work in 2010 confirmed that gold mineralization is amenable to low-cost, conventional, heap-leach processing. Column leach gold recoveries for high- and medium-grade samples (> 1.26 g/t gold) averaged 88% for -12.5mm, 87% for -25mm and 85% for -50mm crush sizes. Four, 15-ton surface bulk samples and one three-ton large-diameter core sample were also collected for large-column metallurgical testing. Run-of-mine, heap-leach conditions will be simulated in 2011.

Engineering, mine design, metallurgical and trade-off studies and hydrology work will continue throughout 2011.

Northumberland (100%-owned)

Fronteer Gold Inc. Management’s Discussion and Analysis, Fiscal 2010

The Northumberland Project is located in northern Nye County in central Nevada, approximately 400 kilometres southeast of Reno, Nevada. A complete property description, including size and annual holding costs, is contained in the AIF dated March 25, 2011.

With its 100% ownership status, private surface and mineral rights, and meaningful resource size, this Carlin-style deposit has strong potential for significant annual production and favorable economics in the current gold-price environment. We currently contemplate open-pit mining the oxide and transitional material, and selectively underground mining the higher grade sulphide material.

In 2010, we spent $6.6 million at Northumberland, mainly on metallurgical work, drilling and the preparation of and initial construction of an underground decline, compared to a budget amount of $6.7 million. For 2011, we are planning to spend $10.0 million to continue the comprehensive, multidisciplinary program underway at Northumberland.

A surface drill program to further define and extend high-grade domains at Northumberland was completed in 2010. Drill results clearly demonstrate the presence of high-grade domains and include some of the highest grade gold intervals to date for the project. We believe these high-grade domains are a key component of the deposit and need to be more fully understood.

At December 31, 2010, site preparation work for a 280-metre long decline to access high-grade mineralization within the deposit was completed and the contract for the construction of an underground decline was awarded to J.S. Redpath Corporation, of Sparks, Nevada. It is anticipated the decline will be completed in the first half of 2011.

The decline will provide: the most cost-effective method for evaluating controls on high-grade mineralization through underground drilling, access to extraction of bulk samples for metallurgical testing; and an easy transition from exploration to production.

An initial underground drill program of 4,000 metres is planned for 2011 and we anticipate more high-grade domains being delineated. Up to 18,000 tons of bulk sample material will also be obtained for metallurgical testing.

In 2010, we continued metallurgical work to optimize recoveries and minimize capital and operating costs, and continued engineering and mining studies. We announced results from metallurgical work indicating that Northumberland mineralization can be processed with good recoveries using proven treatment methods. The studies yielded sulphide gold recoveries of up to 87% for samples that are considered refractory in nature, and 89% for samples considered to be transitional material.

Upon completion of underground development activities at Northumberland, we plan on completing a PEA for the project.

Sandman (95%-owned, subject to 60% earn in by Newmont)

The Sandman Project is located approximately 21 kilometres west of the town of Winnemucca, Nevada. A complete property description, including size and annual holding costs, is contained in the AIF dated March 25, 2011. The project operator is a subsidiary of Newmont Mining Corp. of Denver, Colorado ("Newmont USA").

The Sandman property currently hosts four closely spaced, high-grade oxide gold deposits that are near-surface, amenable to open pit mining, and open for expansion.

Fronteer Gold Inc. Management’s Discussion and Analysis, Fiscal 2010

As of year-end, Newmont USA reported expenditures of approximately US$3.2 million at Sandman. Newmont USA must spend an additional US$2.0 million by June of 2011 in order to fulfill the expenditure requirement of its earn-in obligation. In addition to its expenditure requirement, Newmont must also make a production decision supported by a bankable feasibility study, report reserves, make a commitment to fund and construct a mine, advance the necessary permits, and contribute adjacent mineral interest to the joint venture.

In 2010, activities at Sandman extended well beyond previous in-fill drill programs at the Southeast Pediment and Silica Ridge deposits. Winnemucca Bureau of Land Management approved an expanded Exploration Plan of Operations for the Sandman property, significantly increasing the area permitted for surface disturbance from two square miles to 39 square miles.

During 2010, Newmont completed its Phase 1 development drill program at North Hill. This work focused on drilling to obtain assay information and metallurgical material for mill and column-leach test work. Drill results from North Hill continue to highlight near-surface, high-grade oxide gold mineralization, demonstrating the strength of this mineralized system. Newmont also drilled a monitoring well to begin collecting hydrological data for the deposit area.

In addition to the initial North Hill program, Newmont has also completed a property-wide exploration drill program at Sandman. Newmont is drilling up to eight new high-priority targets identified through a compilation of geological/geochemical/geophysical surveys completed during the last two years. The goal of this exploration program is to expand the four existing gold deposits along strike and at depth and to test a series of new structural targets elsewhere on the property.

Work through to June 2011 will be focused on three of the four known gold deposits, as well as conducting property-wide exploration. Planned work activities include: an exploration/development drill program to commence in second quarter, column-leach testing, waste-rock characterization, geotechnical evaluation and hydrological work.

Newmont USA may earn an additional 9% interest in Sandman by spending a further US$9 million on development, post earn in. We retain a 2% NSR on production of the first 310,000 ounces at Sandman. We can also elect to have Newmont USA arrange financing for up to 40% of development costs. Future exploration, development, and feasibility studies will be managed by Newmont USA as operator, unless Newmont USA does not elect to earn its interest.

Halilaga (40% owned)

The Halilaga copper-gold project is located approximately 45 kilometres southeast of the town of Çanakkale, in Çanakkale province, Turkey. A complete property description, including size and annual holding costs, is contained in the AIF dated March 25, 2011. Our 60% joint-venture partner is a Turkish subsidiary of Vancouver-based Teck Resources Ltd (“Teck”). We are responsible for our 40% share of the costs at Halilaga.

Drilling to date shows that Halilaga is a significant copper-gold porphyry system. It is proximal to excellent infrastructure and is located in an active mining jurisdiction.

In 2010, we incurred directly or funded to our joint venture partner, our share of exploration costs totaling $1.5 million at Halilaga. Teck concluded 10,000 metres of core drilling on the project. In 2011, a US$4.6 million budget is planned (our share: US$1.84 million), including 10,000 metres of drilling at the main Central Zone, with the remainder testing for porphyry targets outside this zone.

Fronteer Gold Inc. Management’s Discussion and Analysis, Fiscal 2010

In 2010, drilling returned the longest interval of continuous copper-gold mineralization to date intersected at Halilaga: 0.26 g/t gold and 0.33% copper over 646.50 metres starting from surface in hole HD-54. Drilling in 2010 has almost doubled the overall width of copper-gold mineralization at Halilaga from 400 metres to more than 750 metres in overall width, and over a strike length of 1,200 metres with thicknesses of up to 600 metres. An important component of this deposit is the occurrence of a higher-grade copper-gold enrichment zone starting at, or near surface, and which locally reaches up to 40 metres in thickness. Halilaga remains open to expansion in all directions.

In 2010, we announced preliminary metallurgical test work that was conducted in 2008. Initial tests determined that mineralized samples responded consistently well to flotation and produced a high-grade concentrate. A final concentrate grade of 35-40% copper with 85-90% overall copper recovery was achieved using three stages of cleaning. Gold grades in the final concentrate were approximately 25 grams per tonne with overall gold recovery in the range of 65-70%. It is expected that further process optimization will result in improvements in copper and gold recoveries at the same concentrate grades.

Fronteer Gold anticipates completing the first resource estimate for the project by year-end, dependent on sufficient drilling being completed.

Michelin Uranium Project

Through Aurora Energy Resources Inc., we owned 100% of the Michelin Project located south of Kaipokok Bay on the coast of Labrador.

In 2010, we spent a total of $3.2 million on our Michelin Project, which included finalizing tailings management options, infrastructure design studies, ongoing environmental baseline studies and continuing community consultation.

In December 2010, we entered into an Asset Sale Agreement under which Paladin agreed to acquire 100% of the uranium assets of Aurora. The sale closed on February 1, 2011. Under the terms of the Agreement, Fronteer Gold received 52.1 million common shares of Paladin, valued at approximately $261 million. Fronteer Gold is now the largest Paladin shareholder at approximately 6.7% . The assets and liabilities of Aurora to be sold to Paladin have been classified as available for sale on the balance sheet at December 31, 2010. The preliminary estimate of the gain on sale is $166 million. Fronteer will record a current tax expense on the transaction in 2011. The preliminary estimate of the taxes payable is $54 million. The taxes are due in February 2012.

OTHER PROJECTS

Our strategy of building an enduring gold growth business requires a healthy pipeline of high-quality projects. In an effort to minimize risk and optimize our portfolio, we often seek joint-venture arrangements, and undertake asset sales that provide ongoing exposure to exploration upside through retained interests and shareholdings.

As a result of the acquisition of AuEx, Fronteer Gold acquired a 49% interest in the West Pequop project, a joint venture with Agnico-Eagle, Inc. as operator owning the remaining 51%. Under the terms of the original agreement Agnico has elected to earn an additional 19% in the project by completing all further expenditures through completion of a feasibility study on the project by June 17, 2013. The West Pequop project is located near the Long Canyon project, in Elko

Fronteer Gold Inc. Management’s Discussion and Analysis, Fiscal 2010

County, Nevada. In addition, Fronteer Gold acquired other mineral interests in the Pequop Mountains through the AuEx acquisition, which creates a dominant position for Fronteer Gold in this emerging gold trend.

In the second quarter, we acquired 100% of Nevada Eagle Resources, LLC for $4.8 million. Through this transaction, we added an additional 52 property interests (44 in Nevada), either wholly owned, subject to lease or joint venture or royalty interests. These properties have added significantly to our large Nevada growth pipeline, reinforcing a commitment to creating value in a jurisdiction that is at the very heart of the company's operations. Cash inflow from the existing lease and option payments portfolio in 2010 was US$437,000, along with the distribution of shares from certain partner companies.

In the fourth quarter, we announced the sale of 10 gold projects (nine of which were acquired through the Nevada Eagle acquisition) to Bridgeport Ventures Inc. (BVI-TSX) ("BVI"). Under the terms of the agreement, BVI issued an aggregate of 4.5 million common shares as consideration for the sale. In addition, Fronteer Gold will reserve a 2% Net Smelter Return royalty on each of the 10 projects.

In the fourth quarter, we also optioned 11 U.S exploration properties to West Kirkland Mining (WKM- TSXV). West Kirkland may earn an initial 51% interest in all of the properties by spending an aggregate $15.4 million in exploration and development over the next four years. Fronteer Gold subscribed for 800,000 shares in West Kirkland, at $1.25 per share by way of a private placement, for a total cost of $1 million. West Kirkland will use the funds to advance the portfolio.

In the Eastern Great Basin area of Nevada, we undertook an extensive project generative effort and permits have been received to initiate drilling in 2011 on a number of new projects.

We are currently negotiating a definitive agreement to sell the Zaca property to an arm's length third party for US$12 million (US$4 million in cash and US$8 million in shares). Given the advanced state of the negotiations and document drafts, we have recorded a write-down to the value of the Zaca property by $33.6 million at December 31, 2010 to bring the carrying value down to approximately US$12 million, to reflect the possible sale. Obstacles remain to conclude the sale, including consent from the underlying lessor of the property. There can be no certainty that this asset sale will be concluded in the near future. The original Zaca project financial statement carrying value arose on the allocation of the purchase price of the original NewWest Gold Corp. acquisition.

We continue to explore the TV Tower property (60% Teck / 40% Fronteer Gold), in Turkey. TV Tower is a high-sulphidation gold target, similar to the Agi Dagi and Kirazli properties. In 2010, we contributed $632,029 for our 40% share of the exploration program at TV Tower. Work in 2010 consisted of IP and ground magnetic surveys as well as additional geological mapping and rock chip / soil geochemical sampling and drilling. Our share of expenditures in 2011 are budgeted to be $1.7 million and will consist of:

  Detailed geological mapping of the TV Tower Licence area, with an emphasis on the structural controls of the mineralization;
  Infill soil geochemistry on 125 metre spaced lines with detailed 62.5 metre spaced lines over target areas;
  Infill IP surveying on 125 metres spaced lines over high priority targets (total of 50 line-km);
  15,000 metres of diamond drilling.
  Continued prospecting and geochemical sampling over the remainder of licences.

Fronteer Gold Inc. Management’s Discussion and Analysis, Fiscal 2010

In the third quarter of 2010, we paid US$150,000 for a three year option to earn a 51% interest in up to two properties within a 23,500-square-kilometre area in Peru that Rae Wallace currently owns or acquires. We consider the area to be highly prospective. To earn a 51% interest in a property, we must spend the greater of US$150,000 or three times Rae Wallace’s expenditures on the property, from the date of our agreement. In addition, should Rae Wallace wish to joint venture any other project in this area of interest, it must first offer us the joint venture opportunity. In addition, we participated in a private placement financing for Rae Wallace as further discussed below.

As the Michelin Uranium property and associated liabilities have been sold to Paladin in February 2011, in the December 31, 2010 balance sheet of the Corporation, the assets and liabilities associated with this business have been classified as held for sale.

Ongoing obligations related to divestiture of Agi Dagi and Kirazli

Teck and Fronteer completed the sale of our respective 60% and 40% interests in the Agi Dagi and Kirazli properties to Alamos on January 5, 2010. As noted above, we received US$16 million and 1.6 million shares of Alamos for our interest. As at the closing date, the closing price of Alamos on the TSX was $12.67, equivalent to $20.3 million for the 1.6 million shares.

We retain the obligation to pay to Teck a production bonus of US$10 per ounce for every ounce of gold, up to a maximum of 600,000 ounces on Agi Dagi and 250,000 ounces on Kirazli, produced from within a defined resource area on the projects. The total value of this obligation could be as much as US$8.5 million if all of the gold is produced. Alamo has agreed to provide Teck and Fronteer access to future production data in order to calculate any production bonus amount owing to Teck by Fronteer. As neither the Agi Dagi nor Kirazli project has been subject to a feasibility study, there is yet no evidence that any gold production will arise from these properties and therefore the amount of any liability has a high level of uncertainty. As Alamos, moves the projects towards production and completes the necessary studies to determine the viability of the projects, this measurement uncertainty will be reduced and a liability amount may be recorded.

SCIENTIFIC AND TECHNICAL DISCLOSURE

All scientific and technical disclosure on our property interests set forth above has been prepared under the supervision of and verified by Ian Cunningham-Dunlop, Vice president, Exploration of Fronteer, a “qualified person” within the meaning of NI 43-101.

OTHER INVESTMENTS

From time to time we may make strategic investments in shares of other mining companies that have projects we find of interest. These investments are classified as available for sale and may be disposed of at any time should our view on the projects or our plans change. In addition to those investments highlighted above, we have made the following strategic investments.

As a result of the acquisition of AuEx in November 2010, we hold 2,534,969 common shares of Renaissance. Renaissance is traded on the TSX-Venture Exchange under the symbol REN.

In August 2010, Fronteer Gold acquired 6,666,700 Units (the "Units") of Levon Resources Ltd. ("Levon") by way of a private placement at a price of CDN$0.75 per Unit for aggregate gross proceeds of $5.0 million. Each Unit consists of one common share of the Company (the "Share") and one-half of one common share purchase warrant (each whole warrant, a "Warrant"). Each

Fronteer Gold Inc. Management’s Discussion and Analysis, Fiscal 2010

Warrant entitles Fronteer Gold to subscribe for one additional Share for period of 18 months from the closing of the Offering at an exercise price of CDN$1.20. In the event that after four months and one day after the closing of the Offering, the volume weighted average trading price of Levon's common shares on the TSX Venture Exchange, for a period of 15 consecutive trading days exceeds CDN$1.75, Levon may, within five days after such an event, provide notice to the warrant holders of early expiry and thereafter, the Warrants will expire on the date which is 30 days after the date of such notice.

We also acquired 5 million common shares of Valley High Ventures Inc. ("Valley High"). Levon and Valley High together hold a 100% interest in the silver, lead zinc, gold, Cordero project located in northwest Mexico.

In July 2010, by way of a non-brokered private placement, we acquired 2 million units of Rae Wallace at US$0.25 per unit. Each unit consisted of one common share and one-half of one share purchase warrant. Each whole warrant entitles us to acquire one additional common share of Rae Wallace for US$0.375 per share until September 30, 2012. The funds will be used by Rae Wallace to further advance its projects in Peru.

During the first quarter of 2010, we acquired 1.6 million common shares of Alamos as partial payment for our sale to Alamos of our 40% interest in two gold deposits in Turkey called Agi Dagi and Kirazli. Throughout 2010 we disposed of our holdings realizing gross proceeds of $24.3 million.

SELECTED ANNUAL INFORMATION

The following financial data are derived from our financial statements for the fiscal years ended December 31, 2010, 2009 and 2008 (in thousands, except per share amounts):

	2010	2009	2008
Total revenues	Nil	Nil	Nil
Net income (loss) for the year	(19,894)	$15,361	($31,709)
Basic and diluted earning (loss) per share	Basic ($0.16) Diluted ($0.16)	Basic $0.14 Diluted $0.13	Basic ($0.38) Diluted ($0.38)
Total assets	$886,283	$521,184	$403,519
Long-term liabilities	$172,348	$51,438	$61,207
Cash dividends declared	Nil	Nil	Nil

RESULTS OF OPERATIONS

DECEMBER 31, 2010 VS DECEMBER 31, 2009

For the year ended December 31, 2010, we incurred a net loss of $19.9 million, or $0.16 per share, while for the year ended December 31, 2009, we had net income of $15.4 million, or $0.14 per share. Contributing to the change year over year was a large increase in operating expenses

Fronteer Gold Inc. Management’s Discussion and Analysis, Fiscal 2010

due to a write-down on the Corporation's Zaca property, offset by a gain recognized on the sale of the Company’s Agi Dagi and Kirazli properties in Turkey.

Operating expenses totaled $59.3 million for 2010, up 116.28%, as compared to $27.4 million for 2009. Increases in property write-downs, wages and benefits, stock-based compensation and investor relations, promotion and advertising expenses as compared to 2009, offset by decreases in professional fees and property investigation costs accounted for the difference.

Writedowns of exploration properties and deferred exploration expenditures were $34.5 million for 2010 as compared to $5.3 million for 2009. As a result of ongoing discussions with an arm's length party with respect to the possible sale of the Zaca project, we have written down the asset by $33.7 million to its estimated fair value. The write-down also contributed in part to a large income tax recovery of $7.1 million as the purchase price allocated to Zaca had no corresponding tax basis for financial reporting purposes. Earlier in 2010, we wrote off the deferred exploration costs for the Richmond Summit property as a result of unsatisfactory exploration results. In 2009 we wrote off the deferred exploration costs of the Mill Creek and Bell Creek projects in Nevada and the Baker Lake project in Nunavut, due to unsatisfactory exploration results.

Wages and benefits costs increased to $8.5 million in 2010 as compared to $6.2 million in 2009. The increase of 36.2% is directly attributable to higher bonuses paid for 2010 as a result of the successful acquisition of AuEx and the sale of the Corporation's uranium assets and general wage increases over 2009. Wages and benefits expense for project staff are charged to mineral properties and deferred exploration expenditures when incurred.

Stock based compensation expense, arising from the vesting of granted employee stock options, totaled $6.0 million for 2010 as compared to $4.5 million in 2009. Stock based compensation expense varies from period to period depending on whether options are granted in a period and whether options have fully vested or were cancelled in a period.

Office and general costs decreased to $3.1 million in 2010, compared to $4.3 million in 2009, or a decrease of 26.1% . In 2009, we moved our Elko office at a cost of $206,000 that was not incurred in 2010. In addition, 2009 reflects a higher level of office and general expenses as a result of the Aurora acquisition. In 2010, we made a number of changes at Aurora leading to an overall decrease in costs.

Professional fees, which include legal, audit, accounting and financial advisory fees, decreased to $2.0 million in 2010, a decrease of 16.3% from $2.4 million in 2009. The decrease is primarily due to the absence in 2010 of legal and accounting fees associated with our re-organization of our Turkish corporate structure which occurred in 2009 pending the sale of our Agi Dagi and Kirazli properties. Transaction costs related to the acquisition of AuEx have been capitalized as part of our investment in AuEx.

Investor relations, promotion and advertising expenses were $2.0 million in 2010, as compared to $1.3 million in 2009. The increase in 2010 is attributed to costs incurred pursuant to our name change to Fronteer Gold from Fronteer Development Group Inc. and the cost of site tours to the Michelin Uranium Project, to potential acquirors of the assets.

Property investigation costs totaled $1.8 million in 2010, as compared to $2.4 million in 2009. These costs include the costs of due diligence and exploration of projects under investigation for acquisition. Project investigations are a core part of our business and growth strategy and we remain active in identifying projects that will enhance our growth pipeline, including identifying

Fronteer Gold Inc. Management’s Discussion and Analysis, Fiscal 2010

producing or near term producing assets for acquisition. Property investigation costs are expensed until a new project is acquired or the rights to explore the project have been established.

Other income for 2010, totaled $32.1 million and consisted primarily of a gain on the sale of assets in Turkey of $18.7 million, $4.5 million gain on the sale of certain properties in Nevada, interest income of $3.2 million, foreign exchange gains of $3.6 million, primarily arising from a weakening US dollar and gains on mark-to-market adjustments of certain derivative investments of $2.6 million. Other income in 2009 totaled $32.6 million and consisted of interest income of $4.5 million, foreign exchange gains of $7.6 million, primarily arising from a weakening US dollar, gains on mark-to-market adjustments of certain derivative investments of $11.6 million and a gain on the sale of the shares of East Asia Minerals Corporation of $9.6 million.

In January 2010, Fronteer Gold, Teck and Alamos completed a transaction whereby Alamos acquired 100% of the Agi Dagi and Kirazli gold projects from Teck and Fronteer Gold through the acquisition of certain Turkish subsidiaries held directly by Teck and indirectly by Fronteer Gold through its wholly-owned subsidiary. Alamos paid US$40 million cash and issued an aggregate of 4 million Alamos common shares in total consideration to the Teck group (as to 60%) and the Fronteer group (as to 40%) for acquiring these two projects. The common shares were issued on a private placement basis and were subject to a four-month hold period. As a result of this sale, we recorded a net gain of $18.7 million.

We have not yet completed feasibility studies to determine whether any of our exploration properties contain resources that are economically recoverable. All direct costs associated with exploration of these properties are capitalized as incurred. If the property proceeds to development, these costs become part of pre-production and development costs of the mine. If a property is abandoned or continued exploration is not deemed appropriate in the foreseeable future, the related deferred expenditures are written off.

DECEMBER 31, 2009 VS DECEMBER 31, 2008

For the year ended December 31, 2009, we earned $15.4 million, or $0.14 per share, while for the year ended December 31, 2008, we lost $31.7 million, or $0.38 per share. Contributing to the change year over year was a foreign exchange gain in 2009 due to the weakening US$, compared to a large foreign exchange loss in 2008, a larger future income tax recovery in 2009 and the realization of gains on the revaluation of financial instruments and the sale of long term investments. Offsetting these gains was an increase in operating expenses, due mainly to the acquisition of Aurora.

Operating expenses totaled $27.4 million for 2009, up 3.3%, as compared to $26.6 million for 2008. The reasons for the overall increase was an increase in wages and benefits costs, office and general expenses, professional fees and investor relations expense, offset by a reduction in write-downs of exploration properties and deferred exploration expenditures, stock-based compensation expense and property investigation expense.

Wages and benefits costs increased to $6.2 million, or 80.6% for 2009, as compared to $3.4 million for 2008. We hired additional senior staff and realized a general increase in administrative wages over the prior period. In 2009 we began to consolidate 100% of the results of Aurora. In 2008 we accounted for our investment in Aurora by the equity method. The total wages and benefits expense for project staff are charged to mineral properties and deferred exploration expenditures when incurred.

Write-downs of exploration properties and deferred exploration expenditures were $5.3 million for 2009, as compared to $10.6 million for 2008. Exploration property expenditures are written

Fronteer Gold Inc. Management’s Discussion and Analysis, Fiscal 2010

off when the project is no longer considered viable and the asset is therefore impaired. In 2009 we wrote off the deferred exploration costs of the Mill Creek and Bell Creek projects in Nevada and the Baker Lake project in Nunavut, while in 2008, we wrote-off deferred exploration costs for the Wernecke project in the Yukon and certain other projects located in Nevada and Turkey.

Stock based compensation expense, arising from the vesting of granted employee stock options, totaled $4.5 million for 2009, as compared to $6.0 million in 2008. Stock based compensation expense varies from period to period depending upon whether options are granted in a period and whether options have fully vested or were cancelled in a period.

Office and general expenses in 2009 were $4.3 million, up 221.5% compared to $1.3 million in 2008. Office and general expenses includes the cost of insurance, rent, office supplies and consulting costs. The increase is directly attributable the inclusion of 100% of Aurora's costs from March 2, 2009, an overall increase in the number of employees and an increase in annual insurance costs over 2008.

Professional fees, which include legal, audit, accounting and financial advisory fees, increased to $2.4 million in 2009, an increase of 70.4% from $1.4 million in 2008. The increase in fees is primarily attributed to ongoing legal work on various legal and corporate matters, additional assistance preparing our annual corporate filings, and fees paid to consultants to assist us with new accounting requirements and corporate and financial advisory fees.

Investor relations, promotion and advertising expenses were $1.3 million in 2009, compared to $606,000 in 2008. The increase was primarily attributable to costs associated with marketing Aurora’s Michelin Project, and timing of and increased costs for travel and related trade shows. Other income, which consisted primarily of a gain on the sale of our investment in East Asia, foreign exchange gains or losses, interest income and mark to market adjustments on share purchase warrants acquired in 2009, totaled $32.6 million for 2009, compared to a loss of $8.9 million in 2008.

During the third quarter of 2009, we sold six million common shares of East Asia at an average price of $1.98 per common share, realizing a gain on the sale of $9.6 million compared to a gain of $1.8 million on the sale of Latin American Minerals Inc. ("LAT") common shares in 2008. We also recognized an $11.6 million positive mark to market adjustment on warrants of East Asia in 2009. Interest income increased over 2008, as a result of the increased average cash balances primarily resulting from the Aurora acquisition, offset by lower realized interest rates. We realized a $7.6 million foreign exchange gain for the year ended December 31, 2009, compared to a foreign exchange loss of $11.7 million in 2008. We have a sizeable future income tax liability that is denominated in United States dollars. The United States dollar weakened considerably during 2009, resulting in the recording of the unrealized foreign exchange gain.

Total assets at December 31, 2009, were $521.2 million, up 29% from $403.5 million at December 31, 2008, primarily as a result of the acquisition of Aurora and consolidation of Aurora's assets and liabilities commencing March 2009 and the sale of the shares of East Asia. Offsetting the Aurora acquisition and the East Asia sale was cash used in operating activities of $13.2 million. During 2009, we realized cash inflows from the exercise of options of approximately $1.7 million.

AQUISITION OF AUEX VENTURES INC.

On November 1, 2010, the Company acquired 100% of the issued and outstanding shares of AuEx Ventures Inc. (“AuEx”) pursuant to a court approved plan of arrangement. Under the terms of the arrangement each AuEx shareholder received 0.645 of a Fronteer common share,

Fronteer Gold Inc. Management’s Discussion and Analysis, Fiscal 2010

$0.66 in cash and 0.5 of a common share in Renaissance Gold, Inc. (a new exploration company) for each AuEx share held. The Company has consolidated the assets and operations acquired from the date of acquisition.

The transaction was accounted for as an asset acquisition and the cost of each item of property, plant and equipment acquired as part of the group of assets acquired was determined by allocating the price paid for the group of assets to each item based on its fair value at the time of acquisition. The summarized results of the preliminary allocation are indicated in the table below (in thousands of $):

Purchase price:
29,761,280 common shares of Fronteer	232,435
Cash payments made by Fronteer	37,557
Acquisition costs	2,543
272,535
Net assets acquired:
Current assets	5,569
Other assets	8,407
Investment in Renaissance Gold Inc.	3,067
Exploration properties and deferred exploration expenditures	385,546
Other liabilities	(6,441)
Future income tax liability	(123,613)
272,535

ACQUISITION OF NEVADA EAGLE RESOURCES LLC

On April 23, 2010, the Company acquired 100% of the outstanding limited liability company interests in Nevada Eagle Resources, LLC (“Nevada Eagle”) from Gryphon Gold Corporation for cash consideration of US$4,750,000 ($4,763,000 Canadian dollars). The Company has accounted for the acquisition of Nevada Eagle as a business combination using the acquisition method. The Company has consolidated the assets and operations acquired from the date of acquisition.

(in thousands of $):
Purchase consideration	4,763

Fair value of business acquired	4,763

The assets and liabilities as of April 23, 2010, arising from the acquisition are as follows: (in thousands of $):

Exploration properties and deferred exploration expenditures	4,763
4,763

ACQUISITION OF AURORA

On March 2, 2009, we increased our ownership of Aurora to 92.1% of the issued and outstanding shares from 42.2% by issuing 30,134,229 of our common shares at a price of $2.90. As a result of our significant shareholding in Aurora, we began to consolidate 100% of the financial results of Aurora. We completed a second-step acquisition on April 21, 2009 by issuing a further 4,806,661 of our shares for the remaining 7.9% of Aurora. The transaction has been accounted for as an asset purchase and the cost of each item of property, plant and equipment acquired as part of the

Fronteer Gold Inc. Management’s Discussion and Analysis, Fiscal 2010

group of assets acquired was determined by allocating the price paid for the group of assets to each item based on its fair value at the time of the acquisition.

Based upon the March 2, 2009, balance sheet of Aurora, the table below summarizes the allocation of the purchase price (in thousands of dollars).

Purchase price:
34,940,890 common shares of Fronteer	$101,329
Options exercisable into shares of Fronteer	3,023
Acquisition costs	2,192
$106,544
Existing book value of equity investment in Aurora	74,042
$180,586

The purchase price and existing book value of equity investment in Aurora were allocated as follows:

Net assets acquired:
Current assets	$98,503
Other assets	1,800
Exploration properties and deferred exploration expenditures	92,369
Other liabilities	(3,378)
Future income tax liability	(8,708)
$180,586

SUMMARY OF QUARTERLY RESULTS

The following information (in thousands of $, except per share amounts) is derived from our quarterly consolidated financial statements for the past eight quarters, along with an explanation for the significant items resulting in variances from quarter to quarter:

	Dec 2010	Sep 2010	June 2010	Mar 2010	Dec 2009	Sep 2009	June 2009	Mar 2009
Net income (loss) for the year	(7,040)	(21,157)	(1,455)	9,758	7,438	11,889	1,486	(5,452)
Basic earnings (loss) per share	(0.06)	(0.18)	(0.01)	0.08	0.07	0.10	0.01	(0.06)
Diluted loss per share	(0.06)	(0.18)	(0.01)	0.08	0.07	0.09	0.01	(0.06)

For the three months ended December 31, 2010, we recorded a $4.6 million gain on the sale of mineral properties, primarily to Bridgeport Ventures Inc. In addition, we recorded a $2.0 million gain on a mark to market adjustment of share purchase warrants held. Offsetting these gains was a wage expense of $4.6 million incurred, primarily consisting of the annual bonuses.

For the three months ended September 30, 2010, we recorded a write-down of exploration

Fronteer Gold Inc. Management’s Discussion and Analysis, Fiscal 2010

properties and deferred exploration expenditures of $33.7 million, offset by a future income tax recovery of $13.1 million, in part arising from the write down.

For the three months ended June 30, 2010, we recorded a gain on the sale of long-term investments of $2.2 million primarily pertaining to the disposal of shares of Alamos.

For the three months ended March 31, 2010, we recorded a gain of $18.8 million on the sale of the Agi Dagi and Kirazli projects to Alamos. In addition we recorded a net loss of $3.7 million on the sale of various available for sale investments. In addition, we recorded a net unrealized foreign exchange gain of $1.1 million on certain US$ denominated future income tax liabilities and US dollars held as the US dollar continued to decline in value during the quarter. Offsetting these gains was the decision to write off $0.8 million in exploration property and deferred exploration expenditures relating to the Richmond Summit property.

For the three months ended December 31, 2009, we recorded a further $6.2 million gain on the fair market value adjustment of the warrants of East Asia. In addition, we recorded an unrealized foreign exchange gain of $1.5 million on certain US$ denominated liabilities as the US dollar continued to decline in value during the quarter. Offsetting these gains was the decision to write off $1.1 million in exploration property and deferred exploration expenditures.

For the three months ended September 30, 2009, we realized a gain on the sale of shares of East Asia in the amount of $9.3 million and realized a further $5.0 million gain on the fair market value adjustment of the warrants of East Asia. In addition, we recorded an unrealized foreign exchange gain of $3.2 million on certain US$ denominated liabilities as the US dollar continued to decline in value during the quarter. Offsetting these gains was the decision to write off $3.6 million in exploration property and deferred exploration expenditures when it was determined that we would no longer explore the underlying mineral interests.

For the three months ended June 30, 2009, we incurred a significant increase in operating expenses, primarily as a result of consolidating the results of Aurora for a full quarter. During the quarter, we wrote-off $0.6 million in mineral property and deferred exploration costs attributed to the Mill Creek and Bell Creek properties, upon abandonment of the mineral leases. An internal assessment of the leases determined that further work was not warranted. We also realized a $4.1 million foreign exchange gain, primarily on a U.S. dollar denominated future income tax liability, as a result of the weakening U.S. dollar during the quarter.

For the three months ended March 31, 2009, we recorded stock-based compensation expense (non-cash expense) of $2.4 million. We also recognized a foreign exchange loss of $1.3 million, which arose mainly on the revaluation of a U.S. dollar denominated future income tax liability and we realized our portion of the equity loss in Aurora up to March 2, 2009 of $0.9 million. We began to consolidate 100% of the results of Aurora after March 2, 2009. Finally, we recorded a significant future income tax recovery of $1.8 million.

LIQUIDITY

We currently have no operating revenues other than interest income and rely primarily on equity financing and on occasional asset sales, as well as the exercise of options to fund our exploration and administrative costs.

We had the following contractual obligations as at December 31, 2010:

Fronteer Gold Inc. Management’s Discussion and Analysis, Fiscal 2010

	Payments Due by Period (in thousands of $)
Contractual obligations	Total	1-3 years	4-5 years	> 5 years
Operating leases	4,682	2,602	782	1,298
Property leases(1)	1,717	358	275	1,084
Other Long Term Obligations(2)	1,350	-	-	1,350

(1)	the majority of these payments are optional. Should we wish to give up the claim or lease, the payment is not required.
(2)	other long term obligations relate to the long term asset retirement obligations outlined on our balance sheet.

We have no debt. The only long-term lease commitments are the operating leases for our office premises and equipment. We also have obligations on our mineral property interests that should we wish to continue having a right to the mineral interest of a property, cash payments to the government or underlying land or mineral interest owner, may be required. Most of these are not firm commitments, with such obligations being eliminated should we choose to no longer invest funds exploring the property.

At December 31, 2010, we had cash and short-term deposits on our balance sheet of $105.1 million and working capital of $97.9 million as compared to cash and short-term deposits of $147.3 million and working capital of $144.5 million at December 31, 2009. The decrease in cash and short-term deposits and working capital of $42.2 million and $46.6 million, respectively, is primarily due to cash outflows for our acquisition of AuEx and Nevada Eagle for $35.2 million, cash outflows for the purchase of common share and warrant investments of $36.8 million, cash outflows for the purchase of land, property and equipment of $7.6 million, cash outflows for exploration expenditures (net of recoveries) of $25.8 million and cash used in operations of $14.8 million. These outflows were offset by cash received on the exercise of employee stock options of $4.8 million and on the sale of Turkish properties and other investments of $37.0 million and $37.4 million respectively. At March 25, 2011 we have cash and short term deposits of approximately $93 million and available for sale investments with a fair value of approximately $33.7 million.

We believe that our current cash resources are sufficient to fund our currently planned exploration and administrative budget through 2011 and beyond and should provide us sufficient resources to actively pursue acquisitions for our exploration and development property portfolio without the need to raise capital in the near term. We continue to look at other properties for acquisition. If global conditions persist, there may be viable projects available for acquisition because of financial hardships the underlying property owners may have.

On a longer term outlook, should the global economic conditions persist and project financing continue to be difficult to obtain, it may limit our ability to develop and/or further explore our properties.

HEALTH, SAFETY AND ENVIRONMENT

We place a great emphasis on providing a safe and secure working environment for all of our employees and protecting the environment. There were no lost time accidents or significant environmental incidents at any of our operations in 2010. At Long Canyon, we have hired a safety coordinator to design and monitor employee health and safety programs to further improve

Fronteer Gold Inc. Management’s Discussion and Analysis, Fiscal 2010

the safety of our employees. It is anticipated these measures will also be rolled out at our other significant US operations in the near future.

We are subject to federal, provincial, territorial and state, and local environmental laws and regulations. We have put in place ongoing pollution control and monitoring programs at our properties, and posted surety bonds as required for compliance with provincial, state and local closure, reclamation and environmental obligations. Estimated future reclamation and property closure costs are based on current legal and regulatory requirements. We record the fair value of reclamation and property closure costs, as determined by an independent consultant, in the period in which they are incurred. A corresponding amount is added to the carrying amount of the associated asset and depreciated over the asset's life. Ongoing reclamation activities associated with exploration stage properties are capitalized to exploration in the period incurred.

At December 31, 2010, we recorded a long term liability totaling $1.4 million, primarily for our reclamation obligation with respect to the Northumberland deposit, which has seen past production. Reclamation of disturbance from prior mining activity, primarily related to reclaiming historic leach pads at Northumberland was carried out in 2010. We anticipate that government authorities will require additional reclamation at the Northumberland site in 2011. We have posted reclamation bonds of $3.6 million, primarily relating to Northumberland, in satisfaction of these ongoing obligations. We do not believe we have any other significant reclamation liability due to the early stage nature of our remaining exploration projects.

The significant remaining environmental risks associated with our exploration projects relate to handling of fuel and fuel storage systems. These risks are mitigated through the use of various spill protection equipment such as berms and bladders. We have also developed emergency plans in the event a significant spill does occur. Many of our projects are subject to periodic monitoring by government agencies with respect to its environmental protection plans and practices which in many circumstances must be spelled out when applying for exploration permits.

The Bureau of Mining Regulation and Reclamation (“BMRR”), in cooperation with other state, federal and local agencies, regulate mining activities in Nevada under regulations adopted in 1989. The Nevada Administrative Code (“NAC”) 445A.350-NAC 445A.447 and NAC 519A.010 - NAC 519A.415 were developed to implement the requirements of the Nevada Revised Statutes (“NRS”) 445A.300-NRS 445A.730 and (NRS) 519A.010 - NRS 519A.290. BMRR is composed of three distinct technical branches; regulation, closure and reclamation. It is the mission of BMRR to ensure that Nevada's waters are not degraded by mining operations and that the lands disturbed by mining operations are reclaimed to safe and stable conditions to ensure a productive post-mining land use. These laws and regulations are the primary pieces of legislation governing our activities which have resulted in the recognition of our reclamation obligation.

The Regulation Branch of the BMRR has responsibility for protecting waters of the State under the water pollution control regulations. The branch consists of the permitting and inspection sections. The permitting section issues Water Pollution Control Permits to ensure that the qualities of Nevada’s water resources are not impacted by mining activity. The inspection section conducts regular inspections during the life of a mining facility to confirm that operations are in compliance with permit requirements.

The Closure Branch of the BMRR also has the responsibility of protecting waters of the state under the water pollution control regulations. This branch works with facilities at the cessation of operations to ensure that all components are left chemically stable for the long term. The Closure

Fronteer Gold Inc. Management’s Discussion and Analysis, Fiscal 2010

Branch issues water pollution control permits and conducts inspections to ensure that the mine site, in the closure and post-closure period, will not degrade waters of the State.

The Reclamation Branch of the BMRR regulates exploration and mining operations in Nevada on both private and public lands. The Branch issues permits to exploration and mining operations to reclaim the disturbance created to a safe and stable condition to ensure a productive post-mining land use. An operator must obtain a reclamation permit prior to construction of any exploration, mining or milling activity that proposes to create disturbance over 5 acres or remove in excess of 36,500 tons of material from the earth. In addition to obtaining a reclamation permit, an operator must file a surety bond with the Division or federal land manager to ensure that reclamation will be completed, should an operator default on the project.

In summary, BMRR works with industry and the public to ensure that mining operations in the state, from initial design through reclamation, do not negatively impact the environment and that the land will be returned to a productive post-mining use.

In Labrador, any exploration work carried out by mining companies on the Labrador Inuit Settlement Area land is governed by the Government of Newfoundland and Labrador, Mines & Energy, and is subject to the RSNL1990 CHAPTER M-12 MINERAL ACT [Paragraph 4(1)(a), subsections 4(2), (3) & (4) and section 44 to be proclaimed - (See subsection 4(5) and 44(2))]; Amended: 1991 c36 s74; 1992 cF-7.1 s20; 1992 c41; 1994 c14; 1995 c11; 1995 c12; 1997 c13 s44; 1998 c14; 1999 cM-15.1 s25; 2000 c10; 2002 cW-4.01 s101; 2004 c17; 2004 cL-3.1 s48; 2006 c40 s21; 2008 c53. Specific regulations on how mining companies should carry out their work while minimizing their environmental impact can be found in Environmental Guidelines for Construction and Mineral Exploration Companies.

Any exploration work on Labrador Inuit Land in Labrador is governed by the Nunatsiavut Government and is subject to the joint legislation filed on March 27, 2007 titled “NEWFOUNDLAND AND LABRADOR, REGULATION 39/07 - Mineral Exploration Standards Regulations under the Labrador Inuit Land Claims Agreement Act (O.C. 2007-153).

The amounts recorded for reclamation costs are estimates unique to a property based on estimates provided by independent consulting engineers and our assessment of the anticipated timing of future reclamation and remediation work required to comply with existing laws and regulations. Actual costs incurred in future periods could differ from amounts estimated. Additionally, future changes to environmental laws and regulations could affect the extent of reclamation and remediation work required to be performed. Any such changes in future costs could materially impact the amounts charged to operations for reclamation and remediation. To reduce the uncertainty of the amount of the liability, we have contracted SRK Consulting to review and analyze the disturbance at each property in Nevada and estimate the cost of reclamation for each site using current dollars. This was then inflation adjusted and discounted to December 31, 2010, to arrive at the liability amount.

CAPITAL RESOURCES

At December 31, 2010, we have $105.1 million in cash (unrestricted) and short-term deposits. We also have 12,834,792 stock options (including former Aurora options) outstanding which could potentially bring an additional approximate $88 million to our treasury upon exercise. At December 31, 2010, a total of 7,860,195 outstanding vested options with a weighted average exercise price of $7.10 were actually in the money. We have no outstanding debt facility upon which to draw.

Fronteer Gold Inc. Management’s Discussion and Analysis, Fiscal 2010

OFF-BALANCE SHEET ARRANGEMENTS

We have approximately US$3.5 million in standby Letters of Credit with a US bank for the completion of reclamation on our mineral properties in the USA. These standby letters of credit are backed, in the most part, by Certificates of Deposits.

We have no other off-balance sheet arrangements.

TRANSACTIONS WITH RELATED PARTIES

We had no related party transactions during the year.

FOURTH QUARTER

In the fourth quarter of 2010, we announced the acquisition of AuEx Ventures Inc. by way of court approved plan of arrangement. We also announced that we had entered into an agreement with Paladin whereby Paladin agreed to acquire 100% of the uranium assets of Aurora.

PROPOSED TRANSACTIONS

As is typical of the mineral exploration and development industry, we are continually reviewing potential merger, acquisition, investment and joint venture transactions and opportunities that could enhance shareholder value. At present there are transactions pending including the above noted sale of the uranium assets and the possible sale of the Zaca property as well as the proposed sale of the Corporation to Newmont, pursuant to a court approved plan of arrangement as discussed above.

DISCLOSURE CONTROLS AND PROCEDURES

At the end of the period covered by this report, an evaluation of the effectiveness of the design and operations of our “disclosure controls and procedures” (as such term is defined in Rules 13a-15(e) of the Exchange Act) was carried out by our principal executive officer and principal financial officer. Based upon that evaluation, our principal executive officer and principal financial officer have concluded that as of the end of the period covered by this report, the design and operation of our disclosure controls and procedures are effective to ensure that information required to be disclosed in reports that it files or submits to regulatory authorities is recorded, processed, summarized and reported within the time periods specified by regulation, and is accumulated and communicated to management, including our principal executive officer and principal financial officer, to allow timely decisions regarding required disclosures.

Notwithstanding the foregoing, because of the inherent limitations in all control systems, no evaluation of controls can provide absolute assurance that our disclosure controls and procedures will detect or uncover every situation involving the failure of persons within the Company and our subsidiaries to disclose material information otherwise required to be set forth in our periodic reports. Our disclosure controls and procedures are designed to provide reasonable assurance of achieving their objective of ensuring that information required to be disclosed in the reports that we file or submit under the Exchange Act is communicated to management to allow timely decisions regarding required disclosure.

INTERNAL CONTROLS OVER FINANCIAL REPORTING

Our management is responsible for establishing and maintaining adequate internal controls over financial reporting, and has designed such internal controls over financial reporting to provide reasonable assurance regarding the reliability of financial reporting and preparation of financial

Fronteer Gold Inc. Management’s Discussion and Analysis, Fiscal 2010

statements for external purposes in accordance with Canadian GAAP, including reconciliation to U.S. GAAP.

Management has used the Internal Control – Integrated Framework to evaluate the effectiveness of internal controls over financial reporting, which is a recognized and suitable framework issued by the Committee of Sponsoring Organizations of the Treadway Commission.

Because of the inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate. The internal controls of AuEx were not included in management’s testing due to limited operations of AuEx and various late stage personnel changes made by AuEx. Total assets of AuEx at December 31, 2010 are $399.1 million. The net loss from AuEx included in the consolidated net loss for the year ended December 31, 2010, was $28,535. Management assessed the effectiveness of the internal controls over financial reporting as of December 31, 2010. As a result, our management concluded that our internal controls over financial reporting were effective as at that date.

The independent registered public accounting firm, PricewaterhouseCoopers LLP, has issued an opinion on the effectiveness of our internal controls over financial reporting as of December 31, 2010. The report can be found in the “Independent Auditor’s Report” included in our financial statements for the years ended December 31, 2010 and 2009 and is incorporated herein by reference.

LIMITATIONS OF CONTROLS AND PROCEDURES

Our management, including the Chief Executive Officer and Chief Financial Officer, believe that any disclosure controls and procedures or internal controls over financial reporting, no matter how well conceived and operated, can provide only reasonable, not absolute, assurance that the objectives of the control system are met. Further, the design of a control system must reflect the fact that there are resource constraints, and the benefits of controls must be considered relative to their costs. Because of the inherent limitations in all control systems, they cannot provide absolute assurance that all control issues and instances of fraud, if any, have been prevented or detected. These inherent limitations include the realities that judgments in decision-making can be faulty, and that breakdowns can occur because of simple error mistake. Additionally, controls can be circumvented by the individual acts of some persons, by collusion of two or more people, or by unauthorized override of the control. The design of any systems of controls also is based in part upon certain assumptions about the likelihood of future events, and there can be no assurance that any design will succeed in achieving its stated goals under all potential future conditions. Accordingly, because of the inherent limitations in a cost effective control system, misstatements due to error or fraud may occur and not be detected.

OTHER SUBSEQUENT EVENTS

In addition to those subsequent events described above, the Corporation issued 2,224,303 common shares upon the exercise of employee stock options, subsequent to December 31, 2010.

CRITICAL ACCOUNTING ESTIMATES

The preparation of our consolidated financial statements requires management to make estimates and assumptions regarding future events. These estimates and assumptions affect the reported

Fronteer Gold Inc. Management’s Discussion and Analysis, Fiscal 2010

amounts of certain assets and liabilities and disclosure of contingent liabilities.

Significant areas requiring the use of management estimates include the determination of impairment of equipment and mineral property interests, environmental and reclamation obligations, rates for depreciation and amortization, variables used in determining stock-based compensation and assessments of control of variable interest entities. These estimates are based on management's best judgment. Factors that could affect these estimates include, but are not limited to, risks inherent in mineral exploration and development, changes in reclamation requirements, changes in government policy, changes in foreign exchange rates and changes in mineral prices.

We regularly review the net carrying value of each mineral property for conditions that suggest impairment. This review requires significant judgment where we do not have any proven and probable reserves that would enable us to estimate future cash flows to be compared to the carrying values. Factors considered in the assessment of asset impairment include, but are not limited to, whether there has been a significant decrease in the market price of the property; whether there has been a significant adverse change in the legal, regulatory, accessibility, title, environmental or political factors that could affect the property’s value; whether there has been an accumulation of costs significantly in excess of the amounts originally expected for the property’s acquisition, development or cost of holding; whether exploration activities produced results that are not promising such that no more work is being planned in the foreseeable future and whether the company has the necessary funds to be able to maintain its interest in the mineral property. We believe we have made adequate accruals with respect to any significant environmental liabilities that may have been incurred to date. We have the responsibility to perform reclamation in certain jurisdictions upon completion of activities. The costs to complete this reclamation are estimated and have been accrued as a liability in the financial statements.

Management has made significant assumptions and estimates in determining the fair market value of stock-based compensation granted to employees and non-employees. These estimates have an effect on the stock-based compensation expense recognized and the contributed surplus and share capital balances on our balance sheet. Management has made estimates of the life of stock options, the expected volatility and the expected dividend yields that could materially affect the fair market value of this type of security. The estimates were chosen after reviewing the historical life of the options and analyzing share price history to determine volatility.

Management also makes assumptions about the volatility of underlying share prices of its investment in warrants of other companies and the expected life of the warrant. These estimates affect the value of the warrants recognized and the underlying gain or loss recorded as mark-to-market adjustments. The estimates are chosen after analyzing the share price history and management's intentions about holding the investment.

The determination of our future tax liabilities and assets involves significant management estimation and judgment involving a number of assumptions. In determining these amounts we interpret tax legislation in a variety of jurisdictions and make estimates of the expected timing of the reversal of future tax assets and liabilities. We also make estimates of our future earnings which affect the extent to which potential future tax benefits may be used. We are subject to assessment by various taxation authorities, which may interpret tax legislation in a manner different from our view. These differences may affect the final amount or the timing of the payment of taxes. When such differences arise we make provision for such items based on our best estimate of the final outcome of these matters.

Finally, management is required to estimate the value of the underlying assets and liabilities acquired on an asset acquisition, Included in the allocation of the purchase price, is the value of

Fronteer Gold Inc. Management’s Discussion and Analysis, Fiscal 2010

any employee stock options assumed in the transaction. Management has made estimates of the life of stock options, the expected volatility and the expected dividend yields that could materially affect the fair market value of this type of security. Management has also made assumptions on the recoverability of accounts receivable and prepaid expenses acquired, as well as the value of any intangible assets and mineral properties that have been acquired. Management may use significant judgment in the determination of an asset's value and may look to comparable transactions for guidance or make assumptions in determining cash flows from a given asset or liability, such as suitable discount rates.

We are not currently, and have not at any time during our most recently completed financial year, been a party to, nor has any of our property been the subject of, any material legal proceedings or regulatory actions. Except as described below, we are not aware of any such proceedings or actions threatened or known to be contemplated.

LEGAL MATTERS

On January 29, 2009, the Corporation received a letter from New York counsel to NWG Investments Inc. ("NWG"), demanding the rescission of the share exchange transaction between the Corporation and NewWest, which was concluded in September 2007. The letter alleges that the Corporation fraudulently induced NWG to transfer its NewWest shares through misrepresentations and omissions of material fact regarding the ability of Aurora to commence uranium mining operations in Labrador, Canada. In April 2008, the Nunatsiavut Government imposed a three-year moratorium on mining of uranium on its lands in Labrador. NWG alleges that Fronteer knew about the moratorium prior to the conclusion of the NewWest share exchange in September 2007 and did not disclose this information to NWG. The letter also advises Fronteer that NWG is exploring an oppression claim against Fronteer and other unidentified persons in Ontario.

On February 25, 2011, replacement counsel to NWG wrote to the Corporation's counsel in response to a request that NWG's principal, Mr. Jacob Safra, sign a lock-up agreement provided to him in connection with the proposed plan of arrangement involving the Corporation and Newmont Mining Corporation. In that letter, NWG's new counsel repeated NWG's claims that the Corporation induced NWG to transfer its NewWest shares in the NewWest Transaction by means of fraud, fraudulent inducement and/or breach of contract. The Corporation's counsel responded to NWG's counsel by re-iterating the view that NWG's claims are entirely without merit and referring NWG's counsel to the Corporation's counsel's previous detailed correspondence.

As of March 25, 2011, the Corporation has not been served with any claim. The Corporation's counsel have performed a detailed review of the Corporation's communications and disclosure of this matter and as a result, the Corporation believes that the threatened claims have no merit. The Corporation plans to vigorously defend itself should any claim be filed. No amounts have been accrued for any potential loss under this complaint.

On March 5, 2010 Fronteer Development USA Inc. a wholly owned subsidiary of Fronteer Gold, filed a complaint (the "Complaint") initiating an action against Big Spring Ranch LLC, Star Living Trust, Fred Sadri, Elias Abrishami, Ray Koroghly and Gholamreza Zandian Jazi, Jerry Goodwin, Black Stone Minerals Company L.P. and all other persons unknown claiming right, title, estate, lien or interest in the real property described in the complaint. The complaint was filed in the Fourth District Court of the State of Nevada in and for the County of Elko. In addition, Fronteer filed a Motion for Order Permitting Immediate Occupancy the same day to secure areas where immediate and continuous access is necessary to the Long Canyon Project.

Fronteer Gold Inc. Management’s Discussion and Analysis, Fiscal 2010

The filing sought to verify Fronteer's use of certain surface rights under and in connection with its Mineral Reservation at the Long Canyon Project and also, to condemn certain interests in Big Spring Ranch surface lands overlying Fronteer's dominant mineral rights and Big Spring Ranch Fee land for access for hydrology and engineering drilling and testing.

In August 2010, Fronteer reached a settlement with respect to the Complaint which resulted in Fronteer and its then joint venture partner AuEx acquiring the BSR, for a total price of US$12 million. The acquisition included the purchase of approximately 37,540 acres of surface rights, nearly all of the water rights appurtenant to the ranch, mineral rights and dwellings and improvements on the ranch.

FINANCIAL INSTRUMENT RISK EXPOSURE AND RISK MANAGEMENT

We are exposed in varying degrees to a variety of financial instrument related risks. The type of risk exposure and the way in which such exposure is managed is provided as follows:

Credit Risk

Credit Risk is the risk that one party to a financial instrument will cause a financial loss for the other party by failing to discharge an obligation. Our credit risk is primarily attributable to our liquid financial assets. We limit exposure to credit risk and liquid financial assets through maintaining our cash and equivalents, short term deposits with Canadian Chartered Banks and our reclamation deposits with A+ or higher rated US financial institutions. We do not have financial assets that are invested in asset backed commercial paper.

Liquidity Risk

Liquidity risk is the risk that an entity will encounter difficulty in meeting obligations associated with financial liabilities that are settled by delivering cash or another financial asset. We manage our capital in order to meet short term business requirements, after taking into account cash flows from operations, expected capital expenditures and our holdings of cash and cash equivalents. We believe that these sources should be sufficient to cover the likely short term requirements. In the long term, we may have to issue additional shares to ensure there is sufficient capital to meet long term objectives. Our cash and equivalents are invested in business bank accounts and are available on demand for our programs, and are not invested in any asset backed deposits/investments. All financial liabilities are payable within a 90 day period and are to be funded from cash on hand.

Market Risk

The significant market risks to which we are exposed are foreign exchange risk, interest rate risk and commodity price risk. These are further discussed below:

Foreign Exchange Risk

The results of our operations are exposed to currency fluctuations. Our operating results and financial position are reported in Canadian dollars in our consolidated financial statements. The fluctuation of the US dollar and other currencies in relation to the Canadian dollar will consequently have an impact upon our financial results and may also affect the value of our assets, liabilities and shareholders’ equity. As at December 31, 2010, we have not entered into any derivative contracts to manage foreign exchange risk at this time.

Financial instruments that impact our net loss or other comprehensive loss due to currency

Fronteer Gold Inc. Management’s Discussion and Analysis, Fiscal 2010

fluctuations include: US dollar denominated cash, accounts receivable and accounts payable. The sensitivity of our net income and other comprehensive income due to changes in the exchange rate between the US dollar and the Canadian dollar is summarized in the table below (dollar amounts in thousands):

	As at December 31, 2010
	(in thousands)
	10%	10%
	increase in USD	decrease in USD
(Increase) decrease in net income and comprehensive income	($790)	$790

Our exposure in Turkey on fluctuations of the Turkish Lira is considered minimal given lower levels of activity.

Interest Rate Risk

We are exposed to interest rate risk on our outstanding short term investments. Our policy is to invest cash at fixed and floating interest rates and cash reserves are to be maintained in cash equivalents in order to maintain liquidity, while achieving a satisfactory return for shareholders. We monitor this exposure and do not enter into any derivative contracts to manage this risk.

Our interest rate risk mainly arises from the interest rate impact on our cash and cash equivalents and short term deposits. Cash and cash equivalents receive interest based on market interest rates. Based on cash and cash equivalents and short-term deposits outstanding at December 31, 2010, with other variables unchanged, a 1% change in the interest rate would decrease (increase) our net loss by $1.0 million. There would be no significant effect on other comprehensive income.

Commodity Price Risk

The value of our mineral resource properties and equity investments are related to the price of gold, uranium, copper and other minerals and the outlook for these minerals. We do not have any hedging or other commodity based risks respecting our operations.

Gold, uranium, copper and other mineral prices historically have fluctuated widely and are affected by numerous factors outside of our control, including, but not limited to, industrial demand, central bank lending, forward sales by producers and speculators, levels of worldwide production, short-term changes in supply and demand because of speculative hedging activities, and certain other factors related specifically to gold.

Fair Value Estimation

The carrying value of our financial assets and liabilities approximate their estimated fair value.

Our financial liabilities are not exposed to interest rate risk.

Fronteer Gold Inc. Management’s Discussion and Analysis, Fiscal 2010

Equity Price Risk

Equity price risk is the risk that the fair value of, or future cash flows from our financial instruments will significantly fluctuate because of changes in market prices. We are exposed to equity price risk in trading investments and unfavorable market conditions that could result in dispositions of our investments at less than favorable prices. Additionally, we mark our investments to market at each reporting period. This process could result in significant write downs of our investments over one or more reporting periods, particularly during periods of declining resource equity markets.

CHANGES IN ACCOUNTING POLICIES AND NEW ACCOUNTING PRONOUNCEMENTS

Convergence with International Financial Reporting Standards

In February 2008, Canada’s Accounting Standards Board confirmed that Canadian GAAP, as used by public companies, will be converged with International Financial Reporting Standards (“IFRS”) effective January 1, 2011. The transition from Canadian GAAP to IFRS will be applicable for us for the first quarter of 2011 when we will prepare both the current and comparative financial information using IFRS.

While IFRS uses a conceptual framework similar to Canadian GAAP, there are significant differences on recognition, measurement, and disclosures. After an initial high level analysis, carried out with help from expert external advisors, additional staff was hired in order to complete a more detailed impact assessment of the new standards on our current accounting policies.

The opening IFRS balance sheet as at January 1, 2010 is expected to appear as shown in the reconciliation below. It should be noted that Fronteer Gold has chosen to change its presentation currency to US dollars to take effect on transition to IFRS. Other than this change in presentation currency, at present there are no further plans to change existing accounting policies under Canadian GAAP that are also permissible under IFRS.

Preliminary drafts of financial statement disclosures have been prepared in order to ensure systems are in place to collect the necessary data; to date no significant changes to current procedures have been identified. No changes to business function or activity will arise from the transition to IFRS. We have not yet updated the disclosures to January 1, 2011. The requirement to do so will depend upon whether the Corporation is acquired by Newmont through the mechanics of the Arrangement, expected to go to a vote of Fronteer Securityholders on March 30, 2011.

		January 1, 2010
		(US$ thousands)
	Note	Cdn GAAP	Adjustment	IFRS
Assets
Current assets
Cash and cash equivalents		$54,032	$-	$54,032
Restricted cash		563	-	563
Short-term deposits		86,389	-	86,389
Trade and other receivables		1,314	-	1,314
Investments in associates classified as held for sale	f	-	11,976	11,976
Total current assets		142,298	11,976	154,274

Non-current assets
Exploration and deferred exploration expenditure	d,g	317,167	7,969	325,136
Property and equipment	d	5,112	(94)	5,018
Reclamation deposits		3,527	-	3,527
Other financial assets		15,882	-	15,882

Fronteer Gold Inc. Management’s Discussion and Analysis, Fiscal 2010

Investments in associates	f	12,897	(11,976)	921
Total non-current assets		354,585	(4,100)	350,484
Total assets		496,883	7,875	504,758

Liabilities and Shareholder's Equity
Current liabilities
Trade and other payables		3,966	-	3,966
Other liabilities		519	-	519
Asset retirement obligations		118	-	118
Total current liabilities		4,603	-	4,603

Non-current liabilities
Deferred tax liabilities	g	47,941	(862)	47,079
Asset retirement obligations		1,005	-	1,005
Other liabilities		192	-	192
Total non-current liabilities		49,138	(862)	48,276
Shareholder's Equity
Share Capital (Note )		380,456	-	380,456
Contributed Surplus	e	28,149	245	28,394
Accumulated other comprehensive income	d,e	19,542	9,536	29,078
Retained earnings	d,e	14,995	(1,044)	13,951
Total shareholder's equity		443,142	8,737	451,879
Total shareholder's equity and liabilities		496,883	7,875	504,758

Explanatory notes

(a) In accordance with IFRS transitional provisions, the Company elected to apply IFRS relating to business combinations prospectively from January 1, 2010. As such Canadian GAAP balances relating to business combinations entered into before that date, have been carried forward without adjustment.

(b) In accordance with IFRS transitional provisions, the Company has elected to not apply IFRS 2 Share-based Payment to any equity instruments that were granted on or before November 7, 2002, nor has it been applied to equity instruments granted after November 7, 2002 that vested before January 1, 2007.

(c) The Company has elected to apply the exemption from full retrospective application of decommissioning provisions as allowed under IFRS 1. As such, the Group has re-measured the provision as at January 1, 2010 under IAS 37 Provisions, Contingent Liabilities and Contingent Assets, estimated the amount to be included in the cost of the related asset by discounting the liability to the date at which the liability first arose using best estimates of the historical discount rates, and recalculated the accumulated depreciation, depletion and amortisation under IFRS up to the transition date.

(d) Under IFRS functional currency is determined on an entity-by-entity basis as the primary economic environment in which each entity operates. The hierarchy of factors explicitly described by IAS 21 in this determination has led to a change in the functional currency of the Turkish and US entities to US dollars due to a number of factors . The result is a number of foreign currency translation differences not present under Canadian GAAP. The net effect to equity was $8.7 million increase on January 1, 2010.

(e) The Company continues to accrue the cost of employee stock options over the vesting period using the graded method of amortization. Under IFRS, the Company has revalued each separately vesting tranche using assumptions specific to their characteristics, and has factored expected forfeiture rates. Under Canadian GAAP each grant was valued as a whole and exercise of all options was assumed. The result is a debit of $226,000 to retained earnings on January 1, 2010.

Fronteer Gold Inc. Management’s Discussion and Analysis, Fiscal 2010

(f) Under IFRS the Company has classified the investment in associates Dogu Truva Madencilik and Kuzey Truva Madencilik as held for sale as at January 1, 2010 as the sale was not completed until January 6, 2010 Equity accounted associates are out of the scope of CICA 3475 so were not classified as held for sale under Canadian GAAP .

(g) Under Canadian GAAP, the Company recognised a deferred tax liability on capitalised share based payment costs. IAS 12 Income Taxes does not permit the recognition of deferred taxes on items that do not impact the income statement on recognition.

A further adjustment is currently under discussion and is subject to final conclusions on the interpretation of how the business combination exemption affects FIT bumps on asset acquisitions under Canadian GAAP determined to be business combinations under IFRS. The full impact of this adjustment has yet to be determined.

If the arrangement with Newmont is finalized and Newmont acquires Fronteer, the corporation will be de-listed from trading on a stock exchange and will therefore not be required to comply with IFRS.

OUTSTANDING SHARES

The following table outlines the common shares outstanding subsequent to the year end to March 25, 2011:

Number of
common shares
Balance, December 31, 2010	150,946,895
Shares issued on exercise of options	2,224,303
Balance, March 25, 2011	153,171,198

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

The information contained herein contains “forward-looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995 and applicable Canadian securities legislation. Forward-looking statements include, but are not limited to, statements with respect to the estimation of mineral resources, the timing and amount of estimated production, costs of production, resource determination, timing of engineering and economic studies and exploration programs. Generally, these forward-looking statements can be identified by the use of forward-looking terminology such as “plans”, “expects”, or “does not expect”, “is expected”, “budget”, “scheduled”, “estimates”, “forecasts”, “intends”, “anticipates”, or “does not anticipate”, or “believes”, or variations of such words and phrases or state that certain actions, events or results “may”, “could”, “would”, “might”, or “will be taken”, “occur”, or “be achieved”.

Forward-looking statements are subject to known and unknown risks, uncertainties and other factors that may cause the actual risks, level of activity, performance or achievements of Fronteer to be materially different from those expressed or implied by such forward-looking statements, including but not limited to: risks related to the integration of acquisitions, including risks related to international operations, actual results of current exploration activities, conclusions of economic evaluations, changes in project parameters as plans continue to be refined, as well as those factors discussed in the section entitled “Description of the Business – Risk Factors” in our AIF for the year ended December 31, 2009 incorporated by reference into our Form 40-F on file with the U.S. Securities and Exchange Commission in Washington, D.C and available on SEDAR at www.sedar.com.

Fronteer Gold Inc. Management’s Discussion and Analysis, Fiscal 2010

Although we have attempted to identify important factors that could cause actual results to differ materially from those contained in forward-looking statements, there may be other factors that cause results not to be as anticipated, estimated or intended. There can be no assurance that such statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking statements. We do not undertake to update any forward-looking statements that are incorporated by reference herein, except in accordance with applicable securities laws. Please refer to the above noted documents for a detailed description of the risks of an investment in Fronteer.

CAUTIONARY LANGUAGE REGARDING RESOURCES

Readers should refer to our AIF for the year ended December 31, 2010 and other continuous disclosure documents filed by us since January 1, 2011 available at www.sedar.com, for further information on resources, which is subject to the qualifications and notes set forth therein. Mineral resources which are not mineral reserves, do not have demonstrated economic viability.

Cautionary Note to United States investors concerning estimates of Measured, Indicated and Inferred resources: The information contained herein uses the terms “Measured”, “Indicated”, and “Inferred” resources. United States investors are advised that while such terms are recognized and required by Canadian regulations, the United States Securities and Exchange Commission does not recognize them. “Inferred Mineral Resources” have a great amount of uncertainty as to their existence, and as to their economic and legal feasibility. It cannot be assumed that all or any part of an Inferred Mineral Resource will ever be upgraded to a higher category. Under Canadian rules, estimates of Inferred Mineral Resources may not form the basis of feasibility or other economic studies. United States investors are cautioned not to assume that all or any part of Measured or Indicated Mineral Resources will ever be converted into Mineral Reserves. United States investors are also cautioned not to assume that all or any part of an Inferred Mineral Resource exists, or is economically or legally mineable.

“Mark O’Dea”	“Sean Tetzlaff”
Mark O’Dea	Sean Tetzlaff
President and Chief Executive Officer	Chief Financial Officer and
Corporate Secretary

March 25, 2011